

John Scarfo · 3rd

Chief Information Officer at Scrapp, LLC

Burlington, Massachusetts, United States ·

Contact info

255 connections

Scrapp, LLC

Wentworth Institute of Technology

Experience

Chief Information Officer
Scrapp, LLC
Jul 2020 – Present · 1 yr 4 mos

Contractor
Morgan Stanley · Full-time
Mar 2021 – Present · 8 mos
Boston, Massachusetts, United States

Contractor
Eaton Vance · Full-time
Aug 2020 – Feb 2021 · 7 mos
Boston, Massachusetts, United States

Co-op
Eaton Vance
Jan 2019 – Dec 2019 · 12 mos

Eagle Access Intern
BNY Mellon | Eagle Investment Systems
May 2018 – Aug 2018 · 4 mos

Show 1 more experience

Education

Wentworth Institute of Technology
Computer Science, Senior
2016 – 2020